NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS
STRONG FIRST QUARTER 2011 RESULTS
AND EXECUTION OF STRATEGIC INITIATIVES

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, May 5, 2011 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that net income attributable to common shareholders for the quarter ended March 31, 2011 was $306 million or $0.54 per diluted share, compared with $250 million or $0.44 per diluted share in the first quarter of 2010.

Funds from operations (“FFO”) for the quarter ended March 31, 2011 was $155 million or $0.28 per diluted common share, compared with $133 million or $0.25 per diluted common share during the same period in 2010.

Commercial property net operating income for the first quarter of 2011 increased to $216 million, compared with $171 million in the first quarter of 2010, largely as a result of the contribution from the  Australian portfolio acquired in September 2010.

OUTLOOK

“We are encouraged by the record leasing activity accomplished during the quarter as we witnessed accelerated recovery in our primary markets,” stated Ric Clark, president and chief executive officer of Brookfield Office Properties. “With a solid backlog of advanced leasing discussions, developments positioned to commence in our primary markets, and progress toward our strategic goals, we remain positive about our 2011 performance.”

HIGHLIGHTS OF THE FIRST QUARTER

Leased 2.8 million square feet of space during the quarter at an average net rent of $30.40 per square foot. This leasing volume surpasses the five-year average first quarter leasing volume by 89%.  The portfolio occupancy rate finished the quarter at 93.6%. Highlights from the quarter include:

Toronto  – 777,000 square feet
•	A 10-year renewal with Bank of Montreal for 503,000 square feet at First Canadian Place; Bank of Montreal is committed to over one million square feet at First Canadian Place through 2024
•	An 11-year renewal with Lombard Canada Ltd. for 144,000 square feet at 105 Adelaide St.

Calgary  – 763,000 square feet
•	A 15-year renewal and expansion with Enbridge Inc. for 300,000 square feet at Fifth Avenue Place
•	A 17-year renewal with Suncor Energy Inc. for 196,000 square feet at Suncor Energy Centre

New York – 514,000 square feet
•	A new 15-year lease with Oppenheimer Funds for 235,000 square feet at Two World Financial Center
•	A new 15-year lease with Commerzbank for 173,000 square feet at Two World Financial Center

Melbourne – 224,000 square feet
•	A 10-year lease with the Commonwealth of Australia for 205,000 square feet at Defence Plaza

Los Angeles – 166,000 square feet
•	A seven-year lease with Lockton Insurance Brokers for 72,000 square feet at Ernst & Young Plaza

Sydney – 98,000 square feet
•	A six-year lease with Parsons Brickerhoff for 85,000 square feet at Ernst & Young Centre

Completed the pre-leasing of the City Square development in Perth with a 90,000 square foot lease with PricewaterhouseCoopers and a 54,000 square foot lease with Barrick Gold subsequent to quarter-end. The development is expected to be completed in early 2012.

Completed the transformation into a pure-play office owner and operator by divesting of residential real estate division.  Brookfield Office Properties’ residential land business has merged with Brookfield Homes Corporation to form Brookfield Residential Properties Inc. (NYSE, TSX: BRP). Brookfield Office Properties has received a C$480 million note and 51,500,000 common shares of BRP representing a 51% equity interest. Brookfield Asset Management has agreed to purchase all BRP shares not subscribed for in the rights offering described below. Brookfield Office Properties will receive $10 per BRP share or $515 million in total on closing of the rights offering.

Filed a preliminary prospectus outlining the details of the rights offering subsequent to the first quarter which will enable BPO shareholders to purchase shares of BRP at a price of $10 per share, trade their right or let their right expire. The rights will be listed on the NYSE and TSX commencing May 9 and May 10, 2011, respectively, and will be exercisable until June 10, 2011.  Shareholders of record on May 12, 2011 will receive one right for each common share of BPO they hold on the record date.

Refinanced or secured new financing of $1.2 billion,  generating net proceeds of approximately $242 million, including:
•	One Shelley Street, Sydney, for A$193 million at a BBSY + 2.15% interest rate and five-year term
•	1200 K Street, NW, Washington, DC, for $138 million at a 5.879% interest rate and ten-year term
•	Queen’s Quay Terminal, Toronto, for C$90 million at an interest rate of 5.4% and ten-year term
•	1550 and 1560 Wilson Blvd, Arlington, VA, for $70 million at an interest rate of LIBOR + 2.50% and five-year term
•	650 Massachusetts Ave NW, Washington, DC, for $69 million at LIBOR + 2.75% interest rate and five-year term
•	Bethesda Crescent, Bethesda, MD, for $62 million with a 5.576% interest rate and ten-year term

•	1400 K Street, NW, Washington DC, for $54 million with a 5.30% interest rate and seven-year term
•	Renewed corporate revolving credit facility for $565 million for a five-year term at LIBOR + 2.1%.

Refinanced an additional $630 million subsequent to the first quarter, including:

•	Landmark Square (Los Angeles), One Allen Center and Continental Center I (Houston) for $265 million at an interest rate of LIBOR + 3.25%
•	Two Allen Center, Houston, for $200 million at an interest rate of 6.45% for a seven-year term
•	Three Allen Center, Houston, for $165 million at an interest rate of 6.12% for a five-year term

Repaid, directly and indirectly, $382 million of U.S. Office Fund acquisition financing.

Sold a 49% interest in Heritage Plaza, Houston, to an institutional investment fund for approximately $60 million.

Elected two additional directors, F. Allan McDonald and Bruce Flatt.

Officially changed name of company to “Brookfield Office Properties Inc.” following shareholder approval at Annual General Meeting on May 4. The name change reflects company’s global pure-play office strategy.

*  *  *

Dividend Declaration
The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on June 30, 2011 to shareholders of record at the close of business on June 1, 2011.  Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares.  The quarterly dividends payable for the Class AAA Series F, G, H, I, J, K, L, N and P preferred shares were also declared payable on June 30, 2011 to shareholders of record at the close of business on June 15, 2011.

Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative, fair value adjustments and income tax expenses. Brookfield Office Properties defines FFO attributable to common shareholders as income before fair value adjustments, income taxes and certain other non-cash items as and when they arise, less non-controlling interests in the foregoing. FFO is determined as FFO from consolidated properties, FFO from equity accounted investments and FFO from discontinued operations. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release.  The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure.  Net operating income and FFO are both measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing first quarter 2011 results on Thursday, May 5, 2011 at 11:00 a.m. eastern time.  Scheduled speakers are Ric Clark, president and chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 888.811.5408, pass code 1778300 five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through June 5, 2011 by dialing  888.203.1112, pass code 1778300.  A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information
Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on May 5, 2011 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Profile
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 109 properties totaling more than 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com

CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	March 31, 2011	December 31, 2010

Assets
Investment properties
Commercial properties	$13,076	$12,742
Commercial developments	1,160	1,050
Equity accounted investments(1)	3,076	2,957
Receivables and other	2,568	1,596
Restricted cash and cash equivalents	23	42
Cash and cash equivalents	177	142
Assets held for sale(2)	330	1,891
Total assets	$20,410	$20,420

Liabilities
Commercial property debt	$7,505	$7,261
Accounts payable and other liabilities	916	936
Deferred tax liabilities	406	366
Liabilities associated with assets held for sale(3)	174	749
Capital securities	1,044	1,038
Total liabilities	10,045	10,350
Equity
Preferred equity	848	848
Common equity	8,066	7,883
Total shareholders’ equity	8,914	8,731
Non-controlling interests	1,451	1,339
Total equity	10,365	10,070
Total liabilities and equity	$20,410	$20,420
Book value per common share	$15.95	$15.61
Book value per common share – pre-tax	$16.73	$16.31
(1)	Includes the company’s investment in the U.S. Office Fund as well as other properties and entities held through joint ventures and associates
(2)
Comprises $328 million of commercial properties, nil of residential development inventory, and $2 million of other assets at March 31, 2011 (December 31, 2011 — $316 million, $1,244 million, and $331 million, respectively)

(3)
Comprises $165million of commercial property debt, nil of residential development debt, and $9 million of other liabilities at March 31, 2011 (December 31, 2010 — $165 million, $489 million, and $95 million, respectively)

CONSOLIDATED STATEMENTS OF INCOME

(US Millions)	2011	2010
	Three months ended March 31	Three months ended March 31
Total revenue	$380	$299
Net operating income
Commercial operations	216	171
Interest and other income	27	15

Expenses
Interest
Commercial property debt	101	71
Capital securities – corporate	15	14
General and administrative	35	28
Depreciation	2	2
Income before gains (losses), share of net earnings (losses) from equity accounted investments and income taxes	90	71
Fair value and other gains (losses)	130	66
Share of net earnings (losses) from equity accounted investments(1)	118	150
Income (loss) before income tax expense	338	287
Income tax expense (benefit)	33	29
Net income (loss) from continuing operations	305	258
Income from discontinued operations	26	17
Net income (loss) for the period	$331	$275
Non-controlling interests	25	25
Net income (loss) attributable to common shareholders	$306	$250
(1)	Includes valuation gains of $54 million and $93 million, respectively, for the three months ended March 31, 2011 and March 31, 2010

(US Dollars)	2011	2010
	Three months ended March 31	Three months ended March 31
Earnings (loss) per share attributable to common shareholders – basic
Continuing operations	$0.53	$0.44
Discontinued operations	0.05	0.04
	$0.58	$0.48

(US Dollars)	2011	2010
	Three months ended March 31	Three months ended March 31
Earnings (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.49	$0.41
Discontinued operations	0.05	0.03
	$0.54	$0.44

RECONCILATION TO FUNDS FROM OPERATIONS

(US Dollars)	2011	2010
	Three months ended March 31	Three months ended March 31
Net income (loss) attributable to common shareholders	$306	$250
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	(130)	(66)
Fair value adjustments in earnings from equity accounted investments	(54)	(93)
Non-controlling interests in above items	9	11
Income taxes	33	29
Discontinued operations	(8)	5
Cash payments under interest rate swap contracts	(1)	(3)
Funds from operations	$155	$133
Preferred shared dividends	(14)	(9)
FFO attributable to common shareholders	$141	$124
Weighted average common shares outstanding	508.2	505.4
Funds from operations per common share	$0.28	$0.25

COMMERCIAL PROPERTY NET OPERATING INCOME

(US Dollars)	2011	2010
	Three months ended March 31	Three months ended March 31
Revenue from continuing operations	$353	$291
Operating expenses	(137)	(120)
Net operating income	$216	$171

DISCONTINUED OPERATIONS

(US Dollars)	2011	2010
	Three months ended March 31	Three months ended March 31
Commercial revenue from discontinued operations	$13	$14
Operating expenses	(7)	(7)
Commercial net operating income from discontinued operations	6	7
Residential development revenue	83	90
Operating expenses	(70)	(75)
Residential development net operating income	13	15
Interest and other income	1	3
Interest expense	(2)	(3)
Funds from discontinued operations	18	22
Fair value and other gains (losses)	12	—
Income taxes related to discontinued operations and other	(4)	(5)
Discontinued operations	$26	$17